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                           March 13, 2024

       Sean Pelkey
       Chief Financial Officer
       CSX Corporation
       500 Water Street
       15th Floor
       Jacksonville, FL 32202

                                                        Re: CSX Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 14,
2024
                                                            File No. 001-08022

       Dear Sean Pelkey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Management's Discussion and Analysis
       Non-GAAP Measures, page 33

   1. We note your disclosure of the non-GAAP Economic Profit measure, which you also refer to as CSX Cash Earnings
or CCE, and define as "gross cash earnings minus the capital charge on gross
operating assets." You indicate gross cash earnings represents Adjusted
                                                        EBITDA less an assumed
15% cash tax, and that the capital charge is derived by applying a long-term average
cost of capital of 8% to average gross operating assets.

                                                        If the most directly
comparable GAAP-based measure were operating income, your
                                                        measure would exclude
(not deduct) DD&A and operating lease expense, both of which are included (deducted)
in computing operating income, and include (deduct) generalized measures of tax and a
capital charge, both of which are excluded (not deducted) in computing operating
income. However, you have not identified this measure or any other
 Sean Pelkey
CSX Corporation
March 13, 2024
Page 2
         measure as the most directly comparable GAAP measure, nor provided the reconciliation prescribed by Item 10(e)(1)(i)(A) and (B) of Regulation S-K. As your first three adjustments correlate with the activity that is presented between operating income and net earnings on page 52, it appears that operating income would be the most directly comparable GAAP measure to utilize in the reconciliation.

         As your computational table begins with Net Income (identified as Net Earnings in your financial statements) and arrives at the intermediary non-GAAP measure of Adjusted
         EBITDA, before deducting the generalized tax and capital charge to yield your non-
         GAAP measure, it appears that Adjusted EBITDA should be removed from the reconciliation and if you wish to present this as an incremental non-GAAP measure, it should be separately reconciled to a corresponding GAAP measure. However, we would like to understand your rationale for the generalized charges and your view on the overall utility of the resulting measure compared to your GAAP performance measures.

         Please describe to us the nature and extent of support for the percentages utilized in calculating the generalized measures for each period, explain why there should be no deviation between periods in your view, and address the concerns in the Answer to C&DI
         Question 100.04, including the third example and more generally, the practice of substituting a proportionally static measurement approach for any actual corresponding activity based on GAAP. Tell us how you would propose to characterize the capital charge, relative to activity that is generally reflected in a GAAP performance measure, and explain how your non-GAAP Economic Profit measure enhances an investors understanding of your performance in your view.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 with any questions.



FirstName LastNameSean Pelkey                                 Sincerely,
Comapany NameCSX Corporation
                                                              Division of
Corporation Finance
March 13, 2024 Page 2                                         Office of Energy
& Transportation
FirstName LastName